RGC Resources, Inc.

519 Kimball Avenue, N.E.

P.O. Box 13007

Roanoke, Virginia 24030

(540) 777-4427

NASDAQ: RGCO

October 18, 2013

Mr. Andrew D. Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-1090

Responded via EDGAR

RE:	RGC Resources, Inc.

Form 10-K for Fiscal Year Ended September 30, 2012

Filed December 12, 2012

File no. 0-26591

Dear Mr. Mew,

On behalf of RGC Resources, Inc. (“the Company”), we are writing in response to the letter dated September 27, 2013, from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Company’s filing referenced above. We have set forth below the text of the Staff’s comments in full, followed by the Company’s response to the Staff’s comments.

COMMENT:

Exhibit 13. 2012 Annual Report to Shareholders

Note 8. Other Stock Plans, page 80

Restricted Stock Plan, page 30

1.	We note your response to prior comment one in our letter dated September 10, 2013 as well as your prior response within your letter dated April 7, 2010 concerning this comment. We note from the prior response regarding your confirmation that you would provide additional relevant disclosure in a tabular format in future filings. However, neither your responses nor current disclosures fully address our comment. Please confirm you will disclose in further details the nature of the restricted stock plan as well as their restrictions and show us what the revised disclosure will look like. Please also explain to us how a portion of the fair value of the restricted stock issued represents dividends rather than compensation. Finally, please provide the following disclosures as we previously requested:

•	For the most recent year presented, the number and weighted-average grant date fair value of non-vested (or non-transferable) restricted stock awards at the beginning and end of the year including those granted, vested (or no longer restricted) and forfeited, or state there were no forfeitures during the year;

•	The weighted-average grant-date fair value of restricted stock awards granted during each year presented;

•	The total fair value of restricted awards vested or no longer restricted during each year presented;

Mr. Andrew D. Mew

October 18, 2013

RESPONSE:

The Company proposes the following disclosure, beginning with the September 30, 2013 Form 10-K:

Restricted Stock Plan

The Board of Directors of the Company implemented the Restricted Stock Plan for Outside Directors (“Restricted Stock Plan”) effective January 27, 1997. Under the Plan, a minimum of 40% of the monthly retainer fee paid to each non-employee director of Resources is paid in shares of common stock (“Restricted Stock”). The number of shares of Restricted Stock is calculated each month based on the closing sales price of Resources’ common stock on the NASDAQ Global Market on the first business day of the month. The Restricted Stock issued under this plan vests only in the case of a participant’s death, disability, retirement, or in the event of a change in control of Resources. The Restricted Stock may not be sold, transferred, assigned or pledged by the participant until the shares have vested under the terms of this Plan. The shares of Restricted Stock will be forfeited to Resources by a participant’s voluntary resignation during his term on the Board or removal for cause as a director.

The Company assumes all directors will complete their term and there will be no forfeiture of the restricted stock. Since the inception of the Plan, no director has forfeited any shares of Restricted Stock. The Company recognizes as compensation the market value of the Restricted Stock in the period it is issued.

The following table reflects the director compensation activity pursuant to the Restricted Stock Plan:

	2013		2012		2011
	Shares	Weighted- Average Fair Value on Date of Grant	Shares	Weighted- Average Fair Value on Date of Grant	Shares	Weighted- Average Fair Value on Date of Grant
Beginning of year balance	54,011	$13.51	61,955	$12.81	56,169	$12.45
Granted	5,053	$18.93	5,327	$18.23	5,786	16.31
Vested	—	—	(13,271)	$12.16	—	—
Forfeited	—	—	—	—	—	—

End of year balance	59,064	$13.97	54,011	$13.51	61,955	$12.81

The fair market value of the restricted stock issued as compensation during fiscal 2013, 2012, and 2011 is $95,667, $97,133 and $94,350, respectively. The fair market value of the restricted stock vested during fiscal 2013, 2012, and 2011 is $0, $161,338 and $0, respectively.

As of September 30, 2013, the Company had 85,264 shares available for issuance. No shares of Restricted Stock were forfeited to Resources by a director during the fiscal year ended September 30, 2013.

*        *        *

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the Company’s filings, please contact the undersigned at (540) 777-3837.

Very Truly Yours,

/s/ Paul W. Nester
Vice-President, Treasurer and Chief Financial Officer

Mr. Andrew D. Mew

October 18, 2013

cc:	John B. Williamson, III, President and CEO, RGC Resources, Inc.

Nicholas C. Conte, Woods Rogers PLC

James L. Harrison, Sr., Brown Edwards & Company, LLP

Talfourd H. Kemper, Jr., Woods Rogers PLC

Ta Tanisha Meadows, Staff Accountant, U.S. SEC